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                                        December 10, 2004


VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention:  Pamela Long

                  Re:   Masco Corporation
                        Registration Statement on Form S-4
                        File No. 333-120452

                        Schedule TO-I
                        File No. 5-10569

Dear Ms. Long:

      Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff") with respect to the above referenced registration statement on Form S-4 (the "Form S-4") of Masco Corporation (the "Company") in the letter dated December 7, 2004 (the "Comment Letter") addressed to the undersigned.

      On behalf of the Company, I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 3 to the Form S-4 (the "Amendment") that is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. All page numbers referenced by the Company in this letter refer to the page numbers contained in the Amendment.

REGISTRATION STATEMENT COVER PAGE

1. We note your response to prior comment number 2. The company should use a good faith estimate to register the maximum amount of shares that could be issued upon conversion of the notes. If that estimate is insufficient, the company must file a new registration statement to register for resale additional shares. Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion. See Phone Interp. 2S from the March 1999 Supplement (Securities Act Rules subsection). Please also make corresponding revisions to the legality opinion.

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         The requested revision has been made to the Registration Statement
         Cover Page. We have also made the corresponding revisions to the undersigned's legality opinion, and the revised legality opinion has been filed as Exhibit 5 to the Amendment.

EXHIBIT 8.1

2. Revise the first paragraph of the opinion to clearly state that the discussion of the tax consequences contained in the prospectus under the heading "Material United States Tax Consequences" constitutes counsel's legal opinion with respect to the tax consequences of the transaction.

         The requested revision has been made to Exhibit 8 to the Form S-4, and the revised tax opinion has been filed as Exhibit 8 to the Amendment.

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         Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact Bruce Dallas at (650) 752-2022 or Michael Nordtvedt at (650) 752-2043.

                                                     Yours very truly,

                                                     /s/ John R. Leekley
                                                     ---------------------------
                                                     John R. Leekley
                                                     Senior Vice President
                                                     and General Counsel

cc:      Bruce Dallas

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